Exhibit 12.1

CORPORATE OFFICE PROPERTIES TRUST

Ratio of earnings to combined fixed charges and preferred share dividends

(Dollars in thousands)

	Nine months ended September 30, 2003
	Historical	As Adjusted	As Further Adjusted

Income before minority interest, income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change	26,000	25,704	26,792
Equity in loss (income) in unconsolidated entities	91	91	91
Distributed income of equity investees	—	—	—
Fixed charges (from below)	55,518	55,814	57,539
Capitalized interest (from below)	(2,019)	(2,315)	(2,315)
Preferred share dividends included in fixed charges	(8,224)	(8,224)	(11,037)
Preferred unit distributions included in fixed charges	(1,049)	(1,049)	(1,049)
Repurchase of preferred units in excess of recorded book value	(11,224)	(11,224)	(11,224)
Total earnings	59,093	58,797	58,797

Fixed charges and preferred dividends:
Interest expense on continuing operations	30,608	30,608	29,520
Interest expense on discontinued operations	100	100	100
Capitalized interest	2,019	2,315	2,315
Amortization of debt issuance costs-expensed	1,957	1,957	1,957
Amortization of debt issuance costs-capitalized	—	—	—
Preferred share dividends	8,224	8,224	11,037
Preferred unit distributions	1,049	1,049	1,049
Interest included in rental expense	337	337	337
Repurchase of preferred units in excess of recorded book value	11,224	11,224	11,224
Total fixed charges and preferred dividends	55,518	55,814	57,539

Ratio of earnings to combined fixed charges and preferred dividends	1.06	1.05	1.02